UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 7, 2021

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS.

Halo Collective Inc. Transactions

On June 7, 2021, the Company and its newly formed British Columbia subsidiaries entered into a series of transactions with Halo Collective Inc., a British Columbia corporation (“Halo Collective”), and its wholly-owned subsidiary, as set forth below (the “Halo Transaction”).

Prior to the closing of the Halo Transaction, through a product licensing and training agreement (the “Licensing Agreement”), the Company assigned the intellectual property and formulations to make, use and sell THC-infused beverage products to a new wholly-owned subsidiary of the Company, 1304525 B.C. LTD, an entity formed under the laws of British Columbia, Canada (the “Elegance Licensor”). The Company then capitalized the Elegance Licensor with 9,333,333 shares of the Company’s Class A common stock (the “Class A Common Stock”) and a warrant (the “Warrant”) to purchase an additional 5,000,000 shares of Class A common Stock, which Warrant is exercisable at a purchase price of $0.75 per share and expires 18 months from the date of grant.

As a result, through the Elegance Licensor subsidiary that we then sold to Halo Collective (as described below), we granted Halo Collective an exclusive 10-year license to use our brands, formulations and other intellectual property to make, use and sell “THC Cannabis Beverage Products” within the states of California, Oregon and Nevada. The THC-infused beverages consist of (a) High Life THC infused cocktails, (b) Arvo THC Infused Seltzer, (c) Zen THC Infused Seltzer, (d) Life Brew, non-alcoholic THC infused beer drink, (e) Island THC infused Coconut Water, (f) Stoney Island THC Cold Brew Coffee, (g) 420 Friendly THC Lemonades, (h) California THC Bitters and (i) other related THC infused beverages developed by the Company that may be sold and distributed by Halo or its affiliates within California, Oregon and Nevada. Under the terms of the license, we delivered to the licensee certain bottling equipment purchased for $500,000. Halo has agreed to pay a royalty of two percent (2%) of the gross proceeds received from the sale and commercialization of the THC Cannabis Beverage Products during the term of the license.

In addition to the Licensing Agreement, we entered into a share exchange and amalgamation agreement (the “Amalgamation Agreement”) with Halo Collective under which the Elegance Licensor was amalgamated or merged with a newly formed Halo Collective subsidiary with the Elegance Licensor as the surviving company of the amalgamation. As a result, upon closing of the transaction, Halo Collective will own 100% of the equity of the Elegance Licensor. The closing of the transaction contemplated by the Amalgamation Agreement is subject to the approval of the NEO Exchange, which approval is presently pending.

In consideration for the amalgamation, Halo Collective agreed to issue to 1304521 B.C. LTD., another wholly-subsidiary of the Company formed in British Columbia, Canada, $7,300,000 in market value of Halo Collective common shares (the “Halo Shares”) calculated by dividing $7,300,000 by the greater of (a) the volume weighted average closing price of Halo shares as traded on the NEO Exchange in Canada for the 20 consecutive trading days immediately prior to closing of the merger or amalgamation or (b) the minimum price permitted on the NEO Exchange. We will have the right to sell 14.29% of the Halo Shares on the Neo Exchange immediately and the balance of the Halo Shares in equal monthly installments over the next succeeding six months. The Halo Shares currently trade on the NEO Exchange in Canada and on the Frankfurt Exchange.

In conjunction with the Halo Transactions, through our Elegance Licensor, the Company will issue to Halo Collective (i) 9,333,333 shares of Elegance Class A Common Stock and (ii) an 18 month warrant to purchase an additional 5,000,000 Company shares at $0.75 per share, which issuances will be effective following Halo Collective’s receipt of approval of the Amalgamation Agreement from the NEO Exchange.

The above descriptions of the License Agreement, Amalgamation Agreement, Acquisition Agreement and Warrant are attached as Exhibit 6.1, 6.1, 6.3 and 6.4 and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	June 10, 2021

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

2.1	Articles of Incorporation of 1304525 B.C. LTD,
2.2	Articles of Incorporation of 1304521 B.C. LTD.
6.1	Licensing Agreement, dated June 2, 2021, between Elegance Brands, Inc. and 1304521 B.C. LTD.
6.2	Acquisition Agreement, dated June 7, 2021, between Elegance Brands, Inc., 1304525 B.C. LTD, 1304521 B.C. LTD, Halo Collective Inc. and 1307296 B.C. LTD.
6.3	Amalgamation Agreement, dated June 7, 2021, between Elegance Brands, Inc., 1304525 B.C. LTD, 1304521 B.C. LTD, Halo Collective Inc. and 1307296 B.C. LTD.
6.4	Form of Warrant.

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